UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                               FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                             Commission File Number 333-1237

                  Southern Community Bancshares, Inc.
          (Exact name of registrant as specified in its charter)


      325 2nd Street, S.E., Cullman, Alabama 35055    (256) 734-4863
  (Address, including zip code, and telephone number, including area code,of registrant's principal executive offices)


                   Common stock, par $.01 per share
        (Title of each class of securities covered by this Form)


                                  None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)    :       Rule 12h-3(b)(1)(i)    9
           Rule 12g-4(a)(1)(ii)   9       Rule 12h-3(b)(1)(ii)   9
           Rule 12g-4(a)(2)(i)    9       Rule 12h-3(b)(2)(i)    9
           Rule 12g-4(a)(2)(ii)   9       Rule 12h-3(b)(2)(ii)   9
                                          Rule 15d-6

     Approximate number of holders of record as of the certification or notice date:  295

     Pursuant to the requirements of the Securities Exchange Act of 1934, Southern Community Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  December 20, 2000          By:  /s/William R. Faulk
                                       President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

                                  December 20, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street
Washington, DC  20549

     Re:   Southern Community Bancshares, Inc.

Ladies and Gentlemen:

     On behalf of Southern Community Bancshares, Inc. (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 101(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $.01 per share.

     If you have any questions regarding this Form 15, please contact the undersigned at (256) 734-4863.

                             Very truly yours,

                             Southern Community Bancshares, Inc.

                             By:  /c/William R. Faulk
                             Name:  William R. Faulk
                             Title:  President and Chief Executive Officer